Exhibit K

SL Globetrotter, L.P.

July 13, 2020

To the FPAC Board of Directors:

We write with the further revised proposal below (the “Final Proposal”) that provides material value accretion to all of FPAC’s shareholders and warrantholders relative to the existing merger contract. The Final Proposal delivers more than $300 million in combined valuation, liquidity, and capital structure improvements, in addition to affording the company even more covenant cushion. To prevent further unnecessary process delays and to demonstrate that our Final Proposal benefits all shareholders, we have provided you with documentation implementing the Final Proposal solely via enhancements that we can effectuate unilaterally. We ask nothing of others, including Third Point, other than pursuant to existing obligations, and we respectfully request your reasonable assistance in completing this transaction. In particular, we encourage the FPAC board to act in the interest of all shareholders by immediately confirming receipt of the Final Proposal; working expeditiously to finalize the F-4 filing so that it can be declared effective as soon as possible; convening the shareholder meeting as soon as possible; and then consummating the transaction. As we have noted in the past, non-consummation likely would result among other things in FPAC liquidation and value destruction for its shareholders (including Globetrotter) and warrantholders, by creating uncertainties around the amount and timing of redemption proceeds and rendering warrants worthless, whereas our plan reiterates targeting a warrant price of at least $1.00.

The Final Proposal is a follow-up to our memo dated May 23, 2020, as well as FPAC and Third Point’s joint counterproposal of June 12, 2020. We include compromises – and in some cases go beyond even what you have asked – with respect to the concepts from your June counterproposal that benefit all FPAC shareholders and warrantholders including Third Point, but we do not support those that benefit Third Point disproportionately. For example, even though Third Point is already bound to support the transaction, the June proposal would release it from at least $180 million of its $430 million contractual backstop commitment while allowing it to keep all its warrant upside and the vast majority of the Founder shares it originally received for minimal consideration, other than for entering into the very backstop contract with FPAC that it now seeks to disavow.

Allowing Third Point and/or other funding sources committed to the transaction to renege on any of their contractual obligations is not acceptable to us (including in our capacity as a buyer of FPAC shares and one of its current largest shareholders) and should not be acceptable to FPAC’s other shareholders. As you know, Third Point has publicly touted its “iron-clad backstop” as a “major innovation” in the way SPACs work, specifically enhancing closing certainty and enabling third-party public investors – FPAC’s own shareholders – to get their money back promptly at closing should they not wish to participate in an announced deal. Third Point’s own letter to its offshore hedge fund investors reads as follows (emphasis added):

“All US-listed SPACs offer investors the ability to receive cash for their shares rather than stock in the new company, meaning that deals rejected by the market may deliver significantly less cash to the seller than expected or even fail entirely if too many investors want their money back. This ‘redemption’ feature is a serious risk that limits the appetite of sophisticated sellers to offer large, high quality assets to SPAC purchasers…. We were able to use Third Point’s scale and balance sheet to solve the redemptions risk by having the funds backstop up to $430 million of cash to the sellers. This iron-clad backstop was a major innovation and part of what made our SPAC unique. As we expected, it proved critical in improving the quality of actionable targets…. Third Point’s investment track record and public markets expertise was an attractive bonus for sellers who almost always retain a large stake in the company post-transaction. Leveraging these key upgrades to the traditional SPAC structure differentiated FPAC from other SPACs and virtually all other exit alternatives for sellers of attractive businesses. Our ability to deliver significant ‘size and certainty’, operational assistance, and public markets expertise was clearly recognized by potential targets and brought us to an excellent outcome with Global Blue.” -Third Point

Our Final Proposal

With this in mind, and in the spirit of reaching a swift conclusion, we present the following immediately effective amendments in support of the joint company and the consummation of the transaction:

1)	We provide material value accretion for all FPAC shareholders by forfeiting the $175 million dividend we are owed, and by converting preferred stock to common stock.

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We hereby waive (via the attached formal waiver) our $175 million[1] dividend and our right to a post-closing cash or stock purchase price make-whole related to the same. These combined actions constitute equity value accretion fully borne by the Seller Parties, in an amount that is meaningful even at the nominal deal equity value of ~$1.9 billion. FPAC’s board previously stated publicly that Global Blue had become worth less than this nominal value, and therefore more cash on the balance sheet (worth par by definition) is even more accretive when compared with FPAC’s apparently lower view of fair value. Moreover, since the date of FPAC’s prior assessment, stock market valuations have increased, certain cross-border travel in Europe and Asia has begun to resume, and Global Blue’s management has developed the margin improvement plan referenced below.

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We also agree to convert $57 million1 in face value of convertible preferred stock by hereby proactively delivering you notice that we will convert this preferred stock into common stock. Since the convertible preferred stock is clearly worth more than the common stock, this is another valuation concession versus our merger contract. While we disagree with FPAC’s contention that this perpetual preferred stock with no interest initially and only non-cumulative dividends starting five years from closing has any material impact on liquidity, using FPAC’s own prior view our concession would increase the $250 million in liquidity injection described below to more than $300 million, in addition to improving valuation.

2)	We dramatically increase the company’s liquidity by approximately a quarter billion dollars ($250 million) and provide Global Blue even more covenant cushion.

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In addition to the $175 million above that comes in the form of cash to the balance sheet from the dividend waiver, we also hereby create $75 million of additional liquidity cushion for the company by proactively creating an 18-month holdback of proceeds by the principal Seller Parties. Global Blue would have the ability to draw upon this holdback in the form of subordinated debt with significant flexibility and with the minimum interest rate permitted by law, to the extent legitimately needed for either liquidity or covenant purposes. FPAC also has previously raised what it perceives to be covenant risks for Global Blue in late 2021. Our solution for this is much more effective than the suggestions FPAC has made, as our version does not require bank approval and yet still provides an “EBITDA-based cure” that has a beneficial multiplicative effect on improving the covenant calculation.

[1]	€154 million for the dividend and €50 million for the preferred stock, respectively, at current FX rates.

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Global Blue management has developed a detailed operational efficiency plan that would significantly increase margins and cash flow once the pandemic subsides and revenue normalizes. It also would maintain investment in critical technology-related growth initiatives and enable the company to reinvest strategically as the business continues to recover. Achievement of this new plan would further improve liquidity, and likely valuation as well, versus prior characterizations. With a 40+ year history of innovation, Global Blue remains well-positioned as the clear market share leader within its industry, which we expect to recover after international travel recovers. As such, we look forward to remaining the largest shareholder of the company upon closing of the transaction.

3)	We confirm a commitment to delivering value of at least $1.00 per warrant.

•	The equity value accretion itself mechanically increases theoretical warrant valuation.

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Moreover, those Globetrotter directors who will continue to represent both Global Blue and FPAC shareholders post-closing commit to using reasonable best efforts post-closing to implement a plan to deliver value of at least $1.00 per warrant, which we believe is in the interest of both shareholders and warrantholders alike.

Explanatory Note

This memo is not intended to be a formal offer and it is not a binding proposal (though the waiver and commitment letter attached hereto are intended to be binding as indicated). Except to the extent the relevant parties have executed and delivered definitive written documentation providing for the implementation of any offers or proposals, none of SL Globetrotter, L.P. or any of its affiliates or representatives, or any other person, will have any obligation or liability, in contract, tort or otherwise, with respect hereto or thereto.

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